CASUAL MALE RETAIL GROUP, INC.

555 Turnpike Street

Canton, Massachusetts 02021

July 30, 2009

By EDGAR

Damon Colbert

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Casual Male Retail Group, Inc.
Registration Statement on Form S-3
File No. 333-160379

Dear Mr. Colbert:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned registrant (the “Registrant”) hereby respectfully request that the above-referenced Registration Statement on Form S-3 be declared effective at 4:30 p.m. (Washington, D.C. time) on Monday, August 3, 2009, or as soon as practicable thereafter. An oral request for acceleration of effectiveness may be made in the future. The Registrant is aware of its obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

In connection with the Registrant’s request for acceleration of effectiveness of the above-referenced Registration Statement on Form S-3, the Registrant acknowledges that:

•

should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact the undersigned at (781) 828-9300, ext. 2029, or Bradley A. Jacobson of Greenberg Traurig, LLP at (617) 310-6205.

Sincerely, CASUAL MALE RETAIL GROUP, INC.

By:	/s/ Robert S. Molloy
Name: Title:	Robert S. Molloy Vice President and General Counsel